SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            Uranium Resources, Inc.
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  916901-30-9
                                (CUSIP Number)

                              Brian L. Blomquist
           7711 Carondelet Ave., St. Louis, MO 63105, (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               April 15, 1999
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Asset Management, Inc. f/k/a Ryback Management Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]
3     SEC USE ONLY


4     SOURCE OF FUNDS
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                            7  SOLE VOTING POWER
                               3,000,000
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY              -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                3,000,000
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                                -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      3,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.3%

14    TYPE OF REPORTING PERSON

      IA, CO

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                                 SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Dividend Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]
3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                            7  SOLE VOTING POWER
                               -0-
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY             -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                -0-
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,125,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%

14    TYPE OF REPORTING PERSON

      IV, OO

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                                 SCHEDULE 13D

CUSIP NO. 916901-30-9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindner Bulwark Fund, a separate series of Lindner
      Investments

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                         (b) [X]
3     SEC USE ONLY


4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

                            7  SOLE VOTING POWER
                               -0-
      NUMBER OF
      SHARES                8  SHARED VOTING POWER
      BENEFICIALLY             -0-
      OWNED BY
      EACH                  9  SOLE DISPOSITIVE POWER
      REPORTING                -0-
      PERSON
      WITH                 10  SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      875,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%

14    TYPE OF REPORTING PERSON

      IV, OO

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       This Amendment No. 3 to Schedule 13D is being filed by Lindner Asset
Management, Inc., a Michigan corporation ("Lindner Asset"), formerly known as Ryback Management Corporation, in order to amend Items 2 and 5 in their entirety as follows:

Item 2. Identity and Background.

Linder Asset Management, Inc., a Michigan corporation, ("Lindner Asset") formerly known as Ryback Management Corporation, is a registered investment adviser providing investment advisory services to a number of investment company clients, including Lindner Dividend Fund ("Dividend Fund")and Lindner Bulwark Fund ("Bulwark Fund") (Lindner Asset, Dividend Fund, and Bulwark Fund are collectively referred to herein as the "Reporting Persons"). Dividend Fund and Bulwark Fund are separate series of Lindner Investments, a Massachusetts business trust (the "Trust"), a registered investment company. The address of the principal business and principal office for each of the Reporting Persons is 7711 Carondelet Ave., St. Louis, MO 63105.

The following table sets forth certain information with respect to the executive officers and directors of Lindner Asset and the Trust. Each person is a citizen of the United States and, unless otherwise indicated, has his business address at 7711 Carondelet Ave., St. Louis, MO 63105.

                           Principal Occupation and
                           Business Address if Different
Name                       from that set forth above
----                       -----------------------------
Eric E. Ryback (1)(2)(3)   President of Lindner Asset

Brian L. Blomquist (1)     Executive Vice President and Assistant
                           Secretary of Lindner Asset

Terrence P. Fitzgerald(3)  Vice President, Development Director,
                           The Mills Corporation
                           Washington Harbour
                           3000 K Street, NW, Suite 400
                           Washington, DC

Marc P. Hartstein (3)      Director - Industry Development,
                           Anheuser-Busch, Inc.
                           3 Middlebrook Lane
                           St. Louis, Missouri

Donald J. Murphy (3)       President of Murcom Financial, Ltd.
                           970 E. Deerpath
                           Lake Forest, Illinois

Doug T. Valassis (2)(3)(4) Chairman of the Board and Treasurer
                           of Lindner Asset and President of Franklin
                           Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

Robert L. Byman (3)        Partner in the law firm of
                           Jenner & Block
                           One IBM Plaza, Chicago, Illinois

Peter S. Horos (3)         Investment Manager, All State Life
                           Insurance Company, All State Plaza,
                           Northbrook, Illinois

Dennis P. Nash (3)         Vice President, Nellis Feed Company
                           899  Skokie Blvd.
                           Northbrook, Illinois

Edward W. Elliot, Jr.(4)   Vice Chairman, Franklin Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois


D. Craig Valassis (2)(4)   Vice President, Franklin Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

Robert L. Miller (2)       Treasurer, Franklin Enterprises, Inc.
                           520 Lake Cook Road
                           Deerfield, Illinois

Mark T. Finn               Vice Chairman of Lindner Asset
                           Chairman, Vantage Consulting Group, Inc.
                           3500 Pacific Avenue
                           Virgina Beach, Virginia
---------------------------
(1) Also an executive officer of the Trust
(2) Director of Lindner Asset
(3) Trustee of the Trust
(4) Messrs. Doug T. Valassis, D. Craig Valassis and Edward W. Elliot, Jr. are co-Trustees of the George F. Valassis Stock Trust and other trusts, which are the owners of 52% of the voting securities of Lindner Asset

None of the Reporting Persons nor any of their executive officers, directors or trustees has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons nor any of their executive officers, directors or trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5. Interest in Securities of the Issuer.

(a) Dividend Fund beneficially owns 2,125,000 shares of Stock (approximately 13.7% of the outstanding shares of Stock). Of these 2,125,000 shares of Stock, Dividend Fund beneficially owns 1,500,000 shares of Stock as a result of convertible notes held by Dividend Fund that were acquired pursuant to the Exchange Agreement and it beneficially owns 625,000 shares of Stock as a result of Warrants issued to it pursuant to the Exchange Agreement. Bulwark Fund beneficially owns 875,000 shares of Stock (approximately 5.6% of the outstanding shares of Stock). Of these 875,000 shares of Stock, Bulwark Fund beneficially owns 500,000 shares of Stock as a result of convertible notes held by Bulwark Fund that were acquired pursuant to the Exchange Agreement and beneficially owns 375,000 shares of Stock as a result of Warrants issued to it pursuant to the Exchange Agreement. Lindner Asset, in its capacity as investment adviser to Dividend Fund and Bulwark Fund, may be deemed beneficial owner of all such shares.

(b) Lindner Asset has sole dispositive power and sole voting power with respect to the shares owned by Dividend Fund and Bulwark Fund.

(c) During the sixty days immediately preceding the date of this filing, the Reporting Persons engaged in the following transactions with respect to the Stock.

                 Transaction    Number of     Price
Date             Type           Shares      Per Share  Consideration
----             -----------    ---------   ---------  -------------
4/15/99          Sale (1)       500,000       0.11       $ 55,000

---------------
(1)  By Dividend Fund.

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Stock held by any of the Reporting Persons.

(e) The Reporting Persons described in this Schedule have not ceased to be beneficial owners of more than 5% of the outstanding shares of Stock.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 21, 1999          /S/ BRIAN L. BLOMQUIST
                             ----------------------------
                             Brian L. Blomquist,Executive Vice President
                             Linder Asset Management, Inc.
                             Lindner Investments